SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 25)

Cornerstone Strategic Value Fund

Common Stock
(Title of Class of Securities)

21924B104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2001
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 5  pages)
Exhibit 1 attached.


















ITEM 1	Security and Issuer
		Common Stock
		Cornerstone Strategic Value Fund
		Cornerstone Advisors, Inc.
		575 Lexington Avenue
		New York, NY  10022

ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management ("KIM")
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of CLM on behalf of accounts that are managed by KIM ("the
Accounts") under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
a) KIM has purchased Shares for investment purposes.  Being
a Closed-End Fund Specialist  the profile of CLM fit the
investment guidelines for various Accounts.  Shares have been acquired since October 23, 1989.
b)  Although originally purchased for investment purposes only, due to the Fund's poor performance and the wide discount to net asset value, we intend to influence management with the intent of narrowing or eliminating the discount to net asset value.  The attached letter
(Exhibit 1) was sent to the Board on October 10, 2001. KIM reserves the right to further accumulate or sell shares.
ITEM 5 	Interest in Securities of the Issuer
a) As of the date of this Report, KIM owns 464,535 shares, which represents 11.71% of the outstanding Shares. Karpus Investment
Management Profit Sharing Plan owns 4,250 shares. 200 purchased on June 24, 1993 at $9.125, 400 purchased on August 26, 1993 at
$9.875, 300 purchased on January 29, 1998 at $10.25, 500 purchased on April 29, 1999 at $13.125, December 11, 2000 at $10.65 per share
(1000 shares), December 20 at $10.75 per share (500 shares), and September 28, 2001 at $6.40 per share (1500 shares). On March 27,
2000 150 shares were sold at $14.20 per share. None of the other principles of KIM currently owns any shares.
b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
c) The first open market purchase occurred on October 23, 1989
Open market purchases for the last 60 days for the Accounts.
There have been no dispositions and no acquisitions, other than by such open market purchases.
DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
9/7/01
1750
7.7

10/1/01
2000
6.35
9/19/01
180
7.15

10/2/01
2000
6.4
9/28/01
41250
6.4

10/3/01
300
6.4
9/28/01
3250
6.38

10/4/01
370
6.67
9/28/01
3500
6.39

10/4/01
200
6.7
9/28/01
1000
6.41

10/15/01
100
7.25




10/22/01
1000
7.5




10/23/01
5100
7.45




10/24/01
2650
7.35




10/25/01
2800
7.35




10/26/01
1050
7.31




10/26/01
100
7.35




10/29/01
9350
7.35




10/30/01
8300
7.35




10/30/01
2000
7.3
The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares.  KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting  more than 5% of the Shares
outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of CLM Securities.
ITEM 7	Materials to be Filed as Exhibits
		Exhibit 1 attached.
Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.


November 7, 2001 			       By:________________________
           Date						   Signature
					           George W. Karpus, President
   Name/Title





Exhibit 1
Letter sent to Management and the Directors October 10, 2001


Karpus Management, Inc. (d.b.a. Karpus Investment Management) as of September 30, 2001 represents beneficial ownership of 429,215 shares of Cornerstone Strategic Value Fund, Inc. (CLM) (the "Fund").

We have accumulated shares in the Fund since October 23, 1989 on behalf of our various client portfolios. Also, we have filed a Schedule 13D with the Securities and Exchange Commission since October 8, 1999 and continue to file on a monthly basis.

I am writing to the Fund and the Directors to express my disappointment with the new management and Directors of the Fund. I believe that other shareholders would share my sentiments.

It is extremely disappointing that the wide discount of the Fund has not been addressed by management. Even with new management of the Fund, the discount was -23.25%, as of September 28, 2001. The discount has averaged -15.06% for the time period of Oct. 6, 2000 through September 27, 2001. This extreme discount must be addressed and closed. The share buy-back program is not enough to narrow the discount.

Performance of the Fund, in my opinion, is dismal. The total return based on The net asset value of the Fund has equaled -44.3149% for the holding period From October 5, 2000 through September 27, 2001. Price return for the same period has equaled -47.2842%.

Cornerstone Advisors was approved as the new investment manager of the Fund as of February 9, 2001. I believed that this group would address the past concerns of the shareholders. Instead it appears that nothing has changed. Price performance of the Fund from Feb. 9, 2001 through Sept. 27, 2001 has been -30.281%, or an annual equivalent of -42.6117%.
Net asset performance has been -32.6972% (annual equivalent of -46.4969%) for the same period. This inferior price and net asset value performance, in my opinion, is not and should not be acceptable to the shareholders.

Methods of closing the discount, such as periodic tenders for shares, should
be explored by the Fund and its' Directors.   Periodic tenders have the
ability to close persistent deep discounts. Open-ending the Fund would completely eliminate the discount.

It is my hope that management is sympathetic to the concerns of the shareholders and further, that we may explore together the methods in which Fund performance may be improved and the deep discount of the Fund may be addressed.